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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pinnacle Airlines Corp.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
723443107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723443107

1	NAMES OF REPORTING PERSONS Kenmare Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON

	OO
**SEE ITEM 4(b).

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CUSIP No.	723443107

1	NAMES OF REPORTING PERSONS Kenmare Select Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON

	OO
**SEE ITEM 4(b).

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CUSIP No.	723443107

1	NAMES OF REPORTING PERSONS Kenmare Offshore Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON

	OO
**SEE ITEM 4(b).

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CUSIP No.	723443107

1	NAMES OF REPORTING PERSONS Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON

	IN
**SEE ITEM 4(b).

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SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (the “Amendment”) is being filed on behalf of Kenmare Capital Partners, L.L.C., a Delaware limited liability company (“Kenmare Capital Partners”), Kenmare Select Management, L.L.C., a Delaware limited liability company (“Kenmare Select Management”) and Kenmare Offshore Management, L.L.C., a Delaware limited liability company (“Kenmare Offshore Management,” and together with Kenmare Capital Partners and Kenmare Select Management, “Kenmare”), and Mr. Mark McGrath, principal of Kenmare (together with Kenmare, the “Reporting Persons”).
This Amendment relates to the shares of Common Stock, $.01 par value (the “Common Stock”), of Pinnacle Airlines Corp., a Delaware corporation, purchased by Kenmare for the account of (i) Kenmare Fund I, L.P. (“Kenmare I”), of which Kenmare Capital Partners is the general partner, (ii) Kenmare Select Fund, L.P. (“Kenmare Select”), of which Kenmare Select Management is the general partner, and (iii)  Kenmare Offshore Fund, Ltd. (“Kenmare Offshore”), for which Kenmare Offshore Management acts as investment manager.
This Amendment is being filed to report the Reporting Persons no longer beneficially own the Issuer’s Common Stock.
Item 1(a) Name of Issuer.
Pinnacle Airlines Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices.
1689 Nonconnah Blvd., Suite 111
Memphis, Tennessee 38132
Item 2(a) Name of Person Filing.
Kenmare Capital Partners, L.L.C., Kenmare Select Management, L.L.C., Kenmare Offshore Management, L.L.C. and Mark McGrath
Item 2(b) Address of Principal Business Office, or, if none, Residence.
712 5th Avenue, 9th Floor
New York, NY 10019
Item 2(c) Citizenship or Place of Organization.
Kenmare Capital Partners, Kenmare Select Management and Kenmare Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Kenmare and a United States citizen.

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Item 2(d) Title of Class of Securities.
Common Stock, $.01 par value
Item 2(e) CUSIP Number.
723443107
Item 3 Reporting Person.
Inapplicable.
Item 4 Ownership.
The Reporting Persons own 0 shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated February 17, 2009 between the Reporting Persons.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

Kenmare Capital Partners, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Kenmare Select Management, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Kenmare Offshore Management, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

/s/ Mark McGrath
Mark McGrath

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EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement dated February 17, 2009 between the Reporting Persons.

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